UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549



                           FORM 10 - SB


GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

  Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                 Naturally Safe Technologies, Inc.
          (Name of Small Business Issuers in its charter)


             Nevada                               33-0897618
(State of other jurisdiction of    (I.R.S. Employer Identification Number)
 incorporation or organization)


  13230 S. Evening Creek Dr., Suite 206,                  92128
        San Diego, California
(Address of principal executive offices)               (Zip code)



Issuer's telephone number: (619) 243-1167


Securities to be registered under section 12(b) of the Act:

      Title of Each Class          Name on each exchange on which
      To be so registered          Each class is to be registered





Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share, 20,000,000 shares authorized, 11,882,025 issued and outstanding as of February 23, 2001.


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                         TABLE OF CONTENTS

                                                                      Page

Part I                                                                   3

  Item 1.  Description of Business                                       3

  Item 2.  Management's Discussion and Analysis and Plan of Operation   10

  Item 3.  Description of Property                                      11

  Item 4.  Security Ownership of Management                             11

  Item 5.  Directors and Executive Officers                             12

  Item 6.  Executive Compensation                                       14

  Item 7.  Certain Relationships and Related Transactions               16

  Item 8.  Description of Securities                                    16


Part II                                                                 18

  Item 1.  Market for Common Equity and Related Stockholder Matters     18

  Item 2.  Legal Proceedings                                            18

  Item 3.  Changes in and Disagreements with Accountants                18

  Item 4.  Recent Sales of Unregistered Securities                      18

  Item 5.  Indemnification of Directors and Officers                    20


Part F/S                                                                21

  Item 1.  Financial Statements                                        F-1


Part III                                                                36

  Item 1.  Index to Exhibits                                            36


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                    Forward Looking Statements

  Some of the statements contained in this Form 10-SB that are not historical facts are "forward-looking statements" which can be identified by the use of terminology such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative or other variations, or by discussions of strategy that involve risks and uncertainties. We urge you to be cautious of the forward-looking statements, that such statements, which are contained in this Form 10-SB, reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events. Factors that may cause actual results, our performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include without limitation:

  1. Our ability to attract, maintain and integrate internal management, technical information and management information systems;

  2. Our ability to generate customer demand for our products;

  3. The intensity of competition; and

  4. Our potential additional capital requirements.

  All written and oral forward-looking statements made in connection with this Form 10-SB that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

                              Part I

  We are filing this Form 10-SB on a voluntary basis to:

  1. Provide current, public information to the investment community;

  2. Expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in our securities; and

  3. Comply with prerequisites for listing of our securities on the NASD OTC Bulletin Board.

Item 1.     Description of Business

A.   Business Development and Summary

  We were formed as a Nevada Corporation on February 10, 2000 under the name Safe Tree, Inc. On March 9, 2000, we changed our name to Naturally Safe Technologies, Inc. in an amendment to our articles of incorporation with the State of Nevada. Our articles authorize us to issue up to 20,000,000 shares of common stock at a par value of $0.001 per share. We are filing this Form 10-SB voluntarily with the intention of establishing a fully reporting status with the SEC. Obtaining a fully reporting status is a necessary step in accomplishing our goal of having our stock listed on the OTC Bulletin Board in the future. Consequently, we will continue to voluntarily file all necessary reports and forms as required by existing legislation and the SEC rules.


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  We develop and manufacture a patented product called "Season's
Greenings." Our product targets Christmas tree growers, distributors and purchasers. Retail Christmas trees are typically cut by growers months before Christmas day. As a result, consumers are left with dehydrated trees that are susceptible to catch fire from the heat or short circuits associated with Christmas tree lights and decorations.

  Season's Greenings provides Christmas tree purchasers a way to keep their trees moist and fresher for the length of the Christmas season. Our product reduces moisture loss and stimulates water absorption through the plant's vascular system, which channels nutrients within a plant. The result is a higher moisture level in treated trees, as opposed to those that are untreated. This reduces the risk of fires caused by dry, flammable trees. We market Season's Greenings through the following channels:

  1. Our website, www.nsafetech.com;

  2. Direct mailings;

  3. Participating in industry trade shows;

  4. Advertising in trade publications; and

  5. Cooperative advertising and promotional programs.

  We have generated revenues derived from sales of our Season's Greenings product. However, we have not realized significant profits and may require additional funding if our capital needs are greater than our current resources. Our success depends largely upon our ability to generate interest and purchases of our products through effective advertising and marketing efforts. If we are unable to create product awareness and sufficient sales, we will not be able to generate revenues to sustain our operations.

B.   Business of Issuer

  (1)  Principal products and principal markets

  We develop and manufacture a patented product called Season's Greenings Christmas Tree Preservative. Season's Greenings is not a conventional fire retardant, fire proofing or flame resistant chemical. Instead, the product assists trees to naturally absorb and retain water. We focus on treating trees after they are cut, although the product will also work when applied to the ground around planted trees. Users of our product are better able to control the dosage given to cut trees, because the absorption rate can be monitored. We expect trees to be treated at the time of cutting or at a later period, such as the point of sale or before set-up in the end consumer's domicile.

  All Christmas trees require water. An average Christmas tree will absorb a gallon of water or more in the first 24 hours and approximately a quart a day thereafter. Water is necessary to prevent the tree from dehydrating and the needles from falling. A dry tree is a fire hazard. Once a consumer erects the tree, he or she must provide an ample water supply. Season's Greenings is a powder additive that is designed to be dissolved in the water provided to the erected tree. The dissolved ingredients in our product are drawn into the Christmas tree's vascular system, which channels water and nutrients within the plant. This process rehydrates the tree and helps maintain proper moisture levels. The result is a tree that holds its needles, remains fragrant and retains its natural fire resistance.

  Our product principally targets individual consumers, whom we access through regional and national distributors. Retail Christmas trees are typically cut and shipped about two months before Christmas Day. As a result, consumers are often left with dehydrated trees that drop their needles, present a brown and unappealing appearance and are susceptible to catch fire from the heat or short circuits associated with Christmas tree lights and decorations.


/4/


  Although we have generated sales of our Season's Greenings
Preservative, we will face risks inherent in an emerging business. These risks include:

  1. Market acceptance and penetration of our products,

  2. Our ability to develop and market new products to increase our portfolio,

  3. Management of the costs of conducting operations and

  4. The level of purchases of Christmas trees

  We cannot assure you that we will be successful in addressing these risks. Failure to successfully address these risks could have a material adverse effect on our operations.

  (2)  Distribution methods of our products

  Our marketing campaign is designed to generate awareness of, and educate our targeted user groups about, the Season's Greenings
Christmas tree solution. We reach potential consumers, retailers and growers through:

  1.   Print advertising material,

  2.   Participating in trade events,

  3.   Video presentations - tape and CD ROM,

  4.   Direct Solicitation and

  5.   Internet advertising.

     Print advertising material

  We have developed material for use in printed promotions. We utilize pamphlets and fliers containing product-specific information to disseminate in direct mailings or in direct contact with potential purchasers and suppliers. These handouts are designed to provide a brief overview of the potential benefits of Season's Greenings to generate awareness of the product. In addition, we advertise our product in trade publications and periodicals. Our advertisements are generally similar to our fliers and pamphlets in design and content.

     Trade events

  We attended five industry-related trade shows during the summer of 2000 in the following cities:

  1. Rochester, New York;

  2. Portland, Oregon;

  3. San Martin, California;

  4. Greensboro, North Carolina; and

  5. St. Paul, Minnesota.


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  At each event, we maintained an exhibition booth that
prominently promotes our brand and the Season's Greenings product. The booth features our print advertising materials for interested conventioneers to browse through. Our booth is staffed with our employees, who are able to assist visitors with questions regarding our company and our current and potential products. We believe that trade shows are an important networking opportunity. We intend to continue to attend such events to maximize our marketing efforts.

     Video presentations - tape and CD-ROM

  We have developed two Season's Greenings presentations containing our advertising and marketing materials. We use these media in presentations to prospective customers, including retailers and individual consumers. The video presentations educates users about the application and potential benefits of the Season's Greenings Christmas tree preservative. Additional video presentations will be produced to support the sales and marketing of our new product offerings, as necessary.

     Direct Solicitation

  We have and will continue to use our staff and resources to make direct sales calls on potential customers. We will especially focus on direct marketing contacts with independent and regional retail sellers of Christmas trees and Christmas tree products. Our direct involvement in sales will both generate additional sales and help us to constantly re-evaluate our selling basis and the effectiveness of our promotional message.

     Internet advertising

  We have implemented and are generating new business leads from our Internet site at www.nsafetech.com. The web site provides information regarding our company, as well as the Season's Greenings product. Our intention is to use the web site as a complementary advertising medium and method for selling our product. The Internet allows us to disseminate product information and respond to frequently asked questions about our product. Our web site also serves as an e-commerce mechanism. We have the ability to process sales through the site. To date, we have sold a minimal amount of the Season's Greenings Christmas tree formula over the Internet, but we feel that this medium will prove to provide a viable source of revenues in the future.

  We cannot assure you that we will be successful in attracting and retaining new and existing customers, and the failure to do so would have a material adverse effect on our business operations.

  (3)  Status of any announced new products

  In addition to Season's Greening Christmas Tree Preservative that is now on the market, we have completed the development and testing of two new products that we expect to release in the second half of this year. The timing of product release is dictated by the need to finalize certain issues with label design/packaging, the production of first packaging inventories and to produce sufficient starting product inventories to meet initial demand. These are:

     NS-16

  Scheduled for release around June 1, 2001, NS-16 (the product's proposed trade name) is an odor controller designed to eliminate the odors associated with boat bilges and sewage holding tanks in recreational vehicles and motor homes. The liquid solution is added to the holding tank through a sink or toilet, and eliminates the offensive odors on contact. The product works by breaking down certain components of biological odors and by stimulating the growth of naturally occurring bacteria that accelerate the aerobic breakdown of odor-causing components. NS-16 is also available in an 8-ounce spray bottle for home use by consumers. The product eradicates odors of organic origin associated with pets, strong-


/6/


smelling foods and skunk attacks. NS-16 is made with all natural ingredients of plant origin, is non-toxic to children and pets, is environmentally safe and economical to use. However, the product is usually effective only on odors of biological origin, and does not effectively handle odors, which are of inorganic chemical origin.

     NS-18

  Scheduled for release on about July 15, 2001, NS-18 is a liquid compound designed to extend the life of cut flowers by as much as 14 days, while maintaining their natural color, texture and fragrance. The product is sold as a concentrated solution that is added to water that the flowers are kept in, acting to maintain the purity of that water, the integrity of the plant's vascular tissues and the water-holding capacity of the flowers. However, the product has only been extensively tested on roses, daisies, phlox, larkspurs and certain lilies. There is no guarantee that it will be equally effective on species, which have not yet been tested.

  (4)  Industry background

     The Christmas tree industry

  Based on our own research and data provided by the National
Christmas Tree Association and various regional Christmas tree growers associations, we know that:

  1. Over 50 million Christmas trees are sold in the United States each year; most are produced on Christmas tree farms concentrated in the Pacific Northwest, the upper mid-west, the Carolinas and Georgia.

  2. The trees are distributed throughout the U.S. by thousands of independently owned and operated tree lots and, increasingly, through large nationwide grocery, hardware and home center chains.

  3. Freshly cut Christmas trees have seen increasing market share go to artificial trees and live trees. A principal factor in market share reduction has been a consumer fear of fire hazards associated with live trees, coupled with the problem of needle drop. Needle drop reduces the attractiveness of the tree and makes after-Christmas cleanup an unwelcome chore.

     The cut flower industry

  According to the Society of American Florists, sales of cut flowers in the United States were projected to exceed $16 billion in the year 2000, continuing the steady growth trend in cut flower sales over the past decade. Flowers imported into the United States accounted for almost 70% of all domestic retail floral sales. The transport time associated with imported flowers has exacerbated the long-standing problem of product perishability in the flower industry and increased the industry's need for products and procedures, which can maximize the serviceable life of their product. Our product, NS-18, will provide growers, florists and the public an additional 8 to 14 days, depending on the type of flower, of serviceable life, reduce spoilage, and improve consumer satisfaction with their flower purchase.

     The wholesale plant nursery industry

  According to the United States Department of Agriculture
Economic Research Service, the United States is the world's largest producer of, and the world's largest market for, nursery crops.
Nursery plants, also called environmental horticulture products, consist of:

  1.   Trees,

  2.   Shrubs,


/7/


  3.   Ground covers,

  4.   Vines and

  5.   Sod.

  These crops are typically used for landscaping purposes. The demand for plant nursery products in the United States has been steadily growing due to increasing real estate activity. Developers and new home purchasers typically demand plants for landscaping the newly developed property. In addition, lower interest rates for home improvement loans have stimulated the improvement or addition to older landscapes.

  The plants, trees and shrubs used in landscaping activity are often moved several times from one soil location to another and in the process experience transplanting shock. Nurseries, growers and consumers will benefit from a product that could increase nutrient absorption and stimulate growth. We intend to develop and introduce a formula based on our Season's Greenings Christmas tree solution.

     Odor Control

  The control of odors in motor homes, recreational vehicles and pleasure boats represents a serious, ongoing problem for the owners of such vehicles. Products presently on the market are principally aimed at covering up such odors, not eliminating them, are expensive and widely perceived by consumers as only marginally effective. By contrast, NS-16 chemically destroys the odor causing chemicals on contact, is environmentally safe and economical to use.

  (6)  Significant Customers

  Media at Large is a marketing and distribution company that specializes in product sales and promotional campaigns, which are driven by mass media broadcast advertising. We entered into an understanding with MAL to independently test market and promote Season's Greenings. This promotional campaign took place during November and December of 2000 in three media markets:

  1.   San Diego, California;

  2.   Portland, Oregon; and

  3.   Las Vegas, Nevada.

  MAL committed to purchase 150,000 units of Season's Greenings and to spend at least $50,000 on radio and television advertising in 2000. In exchange, we agreed to sell up to 500,000 units of Season's Greenings at a discounted wholesale price of $1.00 per unit. In addition, we assigned all Internet sales to MAL for the 2000 and 2001 Christmas seasons.

  (7)  Patents and Intellectual Property

  We believe our chemical treatments are unique. We are dedicated to the protection of our trade secrets through non-descript facilities, the advancement of technology and the application for patent protection. We have received one patent in the United States. This patent was granted to one of our founders, and has been assigned to us by that founder.

  Our success and ability to compete will be dependent in part on the protection of our potential trademarks, trade names, service marks and other proprietary rights. We intend to rely on trade secret and copyright laws to protect the intellectual property that we plan to develop, but we cannot assure you that such laws will


/8/


provide sufficient protection, that others will not develop products that are similar or superior to ours, or that third parties will not copy or otherwise obtain and use our proprietary information without authorization. In addition, we may rely on certain intellectual property licensed from third parties, and may be required to license additional products or services in the future, for use in our operations. We have no licenses for the use of any specific products. We cannot assure you that these third party licenses will be available or will continue to be available to us on acceptable terms, or at all. Our inability to enter into and maintain any of these licenses could prevent us from conducting business.

  Policing unauthorized use of our intellectual property rights could be difficult or impossible. In addition, we cannot assure you that third parties will not bring claims of copyright or trademark infringement against us or claim that certain of our processes or features infringes on their proprietary rights. Any claims of infringement could be time consuming to defend, which could require us to expend significant amounts of capital and attention.

  (8)  Regulation

  While we are unaware of any new regulations being contemplated by governmental agencies, it is possible that these agencies could institute guidelines, which could affect our operations. The implementation of new regulatory compliance factors could restrict sales of current or potential products. Additional testing could be required and such additional testing could cause delays in the introduction of products, which could adversely affect our revenue potential.

  (9) Effect of existing or probable government regulations

  We believe that we will be able to comply in all material respects with laws and regulations governing the conduct of business operations in general. We are not aware of any probable government regulations that may adversely affect our business.

  (12) Employees

  We presently have three full-time employees. Our employees are not represented by collective bargaining agreements, and we believe that our relationships with our employees are good. We have entered into employment contracts with Mr. Linden A. Burzell, Ph.D., our Chief Executive Officer, and Jerry Fetterly, our Chief Financial Officer, for services rendered to us.

C.   Reports to Security Holders

  Our annual report will contain audited financial statements. We are not required to deliver an annual report to security holders and will not deliver a copy of the annual report to security holders unless they send us a formal request. We intend, from this date forward, to file all of our required information with the Securities and Exchange Commission. Before this form was filed, we had filed no other forms with the SEC. We plan to file with the SEC our Forms 10-KSB, 10-QSB, and all other forms that may be or become applicable to the Company.

  The public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549. The Public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The statements and forms we file with the SEC have also been filed electronically and are available for viewing or copying on the SEC-maintained Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The Internet address for this site is www.sec.gov.


/9/


Item 2.     Management's Discussion and Analysis

  When used in this Form 10-SB and in our future filings with the Securities and Exchange Commission, the words or phrases "will likely result," "management expects," or "we expect," "will continue," "is anticipated," "estimated" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speak only as of the date made. These statements are subject to risks and uncertainties, some of which are described below. Actual results may differ materially from historical earnings and those presently anticipated or projected. We have no obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect anticipated events or circumstances occurring after the date of such statements.

A.   Management's Discussion and Analysis

(1) For the period from February 10, 2000 through December 31, 2000, we generated $73,500 in sales revenues and devoted our efforts primarily to implementing our business strategy and raising working capital through equity financing. Our principal business objective is the development, manufacture and market of a line of products that will be used to extend the life of cut vegetation and stimulate water retention and growth in transplanted greenery and will serve as the platform from which other applications or products will be developed. Our revenues are primarily dependent upon our ability to successfully implement our business objective. Our priorities for the next 12 months of operations are:

  1. Expand our customer base and accounts through improved and focused efforts to distributors to end users, such as Christmas tree retailers, and targeted trade shows.

  2. Modify our web site to target our potential customer base of our current and future products;

  3. Develop new applications or products based on the Season's
     Greenings Christmas tree preservative.

  4. Introduce our proposed NS-16 and NS-18 products in mid-year
     2001; and

  5. Develop further strategic relationships with suppliers.

  We cannot guarantee you that we will be able to compete successfully or that the competitive pressures we may face will not have an adverse effect on our business, results of operations and financial condition. If we require more capital, we may be required to raise additional capital via a public or private offering of equity or debt. There are no preliminary loan agreements or understandings between us, our officers, directors or affiliates or lending institutions. We have no arrangements or commitments for accounts and accounts receivable financing. We cannot assure you that any such financing can be obtained or, if obtained, that it will be on reasonable terms.

(2) The following is a summary of our results of operations for the period February 10, 2000, the date we were formed, through December 31, 2000.

                                                 February 10, 2000
                                                (inception) through
                                                 December 31, 2000
                                                 ------------------

                     Revenues                    $           73,500
                     Cost of Goods Sold                      30,922
                                                 ------------------
                     Gross Profit                            42,578
                     Expenses                               844,304
                                                 ------------------
                     Net Loss                    $        (801,726)
                                                 ==================


/10/


  To fund ongoing fiscal 2001 operations, we believe our current financial resources and ability to generate revenues will be adequate to fund our operations and provide for our working capital needs. However, we may need to obtain additional funding through a public or private offering of equity or debt. In the meantime, our officers and directors plan to advance funds to us on an as-needed basis, although there is no definitive or legally binding agreement to do so. We have no arrangements or agreements to obtain funding, and we cannot assure you that such financing will be available on reasonable terms, if at all. However, we may experience fluctuations in operating results in future periods due to a variety of factors, such as:

  1. We have a limited operating history on which to base estimates of future performance;

  2. We may need to obtain additional financing in the event that we are unable to realize sales of our products or if we require more capital than we currently have; and

  3. We may experience difficulty in managing growth.

Item 3.     Description of Property

A.   Description of Property

  Our corporate headquarters are located at 13230 S. Evening Creek Dr., Suite 206, San Diego, CA 92128. We lease this approximately 1540 square feet office and warehouse space under lease terms, which will expire on January 31, 2004. Our current lease payments total $1,694 per month. We do not have any additional facilities. Additionally, there are currently no proposed programs for the renovation, improvement or development of the property currently being utilized by us.

Item 4.     Security Ownership of Management

A.   Security Ownership of Management

  The following table sets forth as of February 23, 2001, certain information regarding the beneficial ownership of our common stock by:

  1. Each person who is known us to be the beneficial owner of more than 5% of the common stock,

  2.   Each of our director and executive officers and

  3. All of our directors and executive officers as a group. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse. No change in control is currently being contemplated.

                        Shares Beneficially    Percentage of Shares
  Name and Address             Owned               Outstanding
  ----------------      -------------------    --------------------
Donald Duffy, Jr.            2,250,000                18.94%
31965 Corte Sagunto
Temecula, CA 92592


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Ronald Drake                 2,250,000                18.94%
1802-A Commercenter
West
San Bernardino, CA
92408

Terry Young                  2,250,000                18.94%
6160 Larkaren Lane
Riverside, CA 92509

D. Anderson                    715,000                 6.02%
Consulting, Inc.
3713 Heather Lily
Court
Las Vegas, NV 89129

World Wide Money               715,000                 6.02%
Company
8220 Omni Court
Las Vegas, NV 89149

AFI Capital, Inc.              702,500                 5.91%
2240 Shelter Island
Drive, #202
San Diego, CA 92106

P.O. Consulting, Inc.          702,500                 5.91%
2240 Shelter Island
Drive, #202
San Diego, CA 92106

Robert J. Reynolds             675,000                 5.68%
3525 Del Mar Heights
Rd, # 600
San Diego, CA 92130

Linden A. Burzell,             100,000                 0.84%
Ph.D.
17663 Frondoso Drive
San Diego, CA 92128
                        -------------------    --------------------
Total ownership by           7,525,000                63.33%
our officers and
directors (five
individuals)

B.   Persons Sharing Ownership of Control of Shares

  No person other than Donald Duffy, Jr., Ronald Drake, Terry
Young, D. Anderson Consulting, World Wide Money Company, Geneva
Roth Corporation, AFI Capital, Inc., P.O. Consulting and Robert J. Reynolds own or share the power to vote 5% or more of our securities.

Item 5.     Directors and Executive Officers

A.   Directors and Executive Officers

The following table sets forth certain information with respect to each of our executive officers or directors.

         Name              Age           Position             Appointed
         ----              ---           --------             ---------
Linden A. Burzell, Ph.D.    53       President and CEO      April 20, 2000

Jerry Fetterly, C.P.A.      60    Chief Financial Officer   January 1, 2001


/12/


   Donald Duffy, Jr.        45     Director of Research      February 2000
                                      and Development

  Robert J. Reynolds        39           Secretary           February 2000

      Terry Young           55           Director            February 2000

     Ronald Drake           45           Director            February 2000

    Daryl C. Idler          55           Director            February 2000

B.   Work Experience

  Linden A. Burzell, Ph.D., President and Chief Executive Officer
- Dr. Burzell has a Ph.D. from the University of Hawaii and a B.A. from U.C.L.A. Dr. Burzell brings to the Company 25 years of experience as an officer and senior-level executive of public and private entrepreneurial and high-tech companies. He has experience both domestically and abroad, having worked in the U.S. and 14 foreign countries during his career.

  Jerry Fetterly, CPA, Chief Financial Officer (CFO). Mr. Fetterly brings to us over 30 years of accounting and financial experience. He has held various Treasury, Controller and CFO positions as an officer and senior-level executive of public and private entrepreneurial and mature companies. Mr. Fetterly most recently was the controller of a high-tech medical start-up company. His experience in development stage companies is of particular value to us at this time.

  Donald Duffy, Jr., Director of Research and Development - Mr. Duffy brings to us 24 years of experience in the management of various commercial ventures. He is the developer of our patented Christmas tree preservative product and has extensive practical experience in the development of new products and services. Mr. Duffy has spent the past five years specializing prototype development for various start-up companies. His experience in sales coordination, production and shipping is of particular value to us at this stage of our development.

  Robert J. Reynolds, Secretary - Mr. Reynolds has a B.S. in Economics from the University of Redlands and a J.D. from Trinity University School of Law. He has eight years experience in the banking industry, where he served various roles related to regulatory compliance and management information systems development. He has nine years experience in the private practice of law, principally concentrating on business and real estate matters.

  Terry Young, Director - Mr. Young brings over 26 years of experience in production and packaging. He has an extensive background in production line management and training. Mr. Young has served as Plant Manager, Line Foreman and Senior Supervisor for various packaging, fulfillment and production companies, as well as his own companies. His wide-ranging background in production management and order fulfillment is important for us to maintain a low inventory surplus, yet complete order requests in a timely, efficient and cost-effective manner.

  Ronald Drake, Director - Mr. Drake has been a California Licensed Tax Preparer for the last 15 years and has owned his own bookkeeping and tax company for the same number of years. He has held key operating positions including Chief Executive Officer, Chief Financial Officer and other decision-making positions. He


/13/


has also been named the top marketing representative with local and national companies. Mr. Drake provides business consulting and asset protection planning services to us.

  Daryl C. Idler, Director - Mr. Idler contributes to the company 27 years of experience in the areas of business associations and corporate law. He has a B.A in Economics from the University of Redlands and a J.D. from the University of San Diego. He has been a partner of several law firms in the past and is currently in the private practice of law. He is on the board of trustees for various organizations and has professional affiliations that we may capitalize on.

Item 6.     Executive Compensation

Remuneration of Directors and Executive Officers

  We currently have employment agreements with Mr. Linden A.
Burzell and Mr. Jerry Fetterly, CPA. The executive officers draw a formal salary and/or informal compensation as delineated below.

                           Capacities in which                  Annual
       Name              Remuneration was Recorded           Compensation
       ----              -------------------------           ------------
 Linden A. Burzell        Chief Executive Officer              $72,000

Jerry Fetterly, CPA       Chief Financial Officer              $92,500

 Donald Duffy, Jr.         Director of Research                $36,000
                              and Development

Robert J. Reynolds              Secretary                         $-0-

    Terry Young                 Director                          $-0-

   Ronald Drake                 Director                          $-0-

  Daryl C. Idler                Director                          $-0-

Employment Contracts

  We have entered into employment agreements with two of our key employees, Mr. Linden A. Burzell, our CEO, and Mr. Jerry Fetterly, our CFO. The terms of their contracts are delineated in the following table.

     Linden A. Burzell, Chief Executive Officer

Term of           Three years, from April 20, 2000 through April 20, 2003
Employment:

Annual Salary:    1.  For the first year, Mr. Burzell will receive
                    $72,000 per year.

                  2.  For each subsequent year, he will receive
                      $150,000 per year.


/14/


Profit-Sharing:   We will pay Mr. Burzell an annual profit-sharing
                  payment based on the following:

                  1. If our net income is greater than $500,000 for the fiscal year,

                  2.  Our net income exceeds the prior fiscal
                      year's income by 25%.

                  If we meet those goals, we will pay Mr. Burzell
                  10% of the amount greater than $500,000, not to exceed $100,000 in any given year.

Stock Bonus:      If Mr. Burzell continues to work with Naturally
                  Safe Technologies through April 20, 2001, we will issue him 400,000 shares of our par value common stock.

Stock Option:     On April 20, 2001, we will issue an option to
                  purchase 100,000 shares of our par value common stock to Mr. Burzell. The terms of the option are:

                  1.  The exercise price is $1.50 per share,

                  2. The option may only be exercised in lot of 50,000 shares or more and

                  3.  The option expires on April 20, 2002.

                  On April 20, 2001, we will also issue an option to an additional 100,000 shares of our common stock to Mr. Burzell. The terms of the option are:

                  1.  The exercise price is $2.50 per share,

                  2. The option may only be exercised in lot of 50,000 shares or more and

                  3.  The option expires on April 20, 2003.

                  These options are non-transferable.

     Jerry Fetterly, Chief Financial Officer

Term of           Three years, from January 15, 2001 through
Employment:       December 31, 2003

Annual Salary:    1.  For the first six months, Mr. Fetterly will
                      receive $5,000 per month.

                  2.  For the remaining 6 months, he will receive
                      $10,416.67 per month.

Profit-Sharing:   We will pay Mr. Fetterly an annual profit-sharing
                  payment based on the following:

                  1. If our net income is greater than $500,000 for the fiscal year,

                  2.  Our net income exceeds the prior fiscal
                      year's income by 25%.

                  If we meet those goals, we will pay Mr. Fetterly 5% of the amount greater than $500,000, not to exceed $100,000 in any given year.


/15/


Stock Bonus:      If Mr. Fetterly continues to work with Naturally
                  Safe Technologies through June 30, 2001, we will issue him 200,000 shares of our par value common stock.

Stock Option:     On December 31, 2001, we will issue an option to
                  purchase 50,000 shares of our par value common stock to Mr. Fetterly. The terms of the option are:

                  1.  The exercise price is $1.50 per share,

                  2. The option may only be exercised in lot of 50,000 shares or more and

                  3.  The option expires on December 31, 2002.

                  On December 31, 2002, we will also issue an option to an additional 50,000 shares of our common stock to Mr. Fetterly. The terms of the option are:

                  4.  The exercise price is $2.50 per share,

                  5. The option may only be exercised in lot of 50,000 shares or more and

                  6.  The option expires on December 31, 2003.

                  These options are non-transferable.

Compensation of Directors

  There were no arrangements pursuant to which any director was compensated for the period from February 10, 2000 to December 31, 2000, for service provided as a director.

Item 7.       Certain Relationships and Related Transactions

  There are no certain relationships or related transactions.

Item 8.     Description of Securities

  Our authorized capital stock consists of 20,000,000 shares of common stock, par value per share of $0.001. As of February 23, 2001, we had 11,882,025 shares of common stock outstanding. The following summary about certain provisions of our common stock is not complete and is subject to the provisions of our "Articles of Incorporation" and bylaws.

Common Stock

  As a holder of our common stock:

  1. You have equal rights to dividends from funds legally available, ratably, when as and if declared by our Board of Directors;

  2. You are entitled to share, ratably, in all of our assets available for distribution upon liquidation, dissolution, or winding up of our business affairs;

  3. You do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable;


/16/


  4. You are entitled to one vote per share of common stock you own, on all matters that stockholders may vote, and at all meetings of shareholders; and

  5. Your shares are fully paid and non-assessable.

  Additionally, there is no cumulative voting for the election of directors.

Nevada Anti-Takeover Provisions

  The anti-takeover provisions of Sections 78.411 through 78.445 of the Nevada Corporation Law apply to us. Section 78.438 if the Nevada Law prohibits us from merging with or selling Naturally Safe Technologies or more than 5% of our assets or stock to any shareholder who owns or owned more than 10% of any stock or any entity related to a 10% shareholders for three years after the date on which the shareholder acquired our shares, unless the transaction is approved by our Board of Directors. The provisions also prohibit us from completing any of the transactions described in the preceding sentence with a 10% shareholder who has held shares for more than three years and its related entities unless the transaction is approved by our Board of Directors or a majority of our shares, other than shares owned by that 10% shareholder or any related entity. These provisions could delay, defer or prevent a change in our control.


/17/


                                Part II

Item 1.     Market for Common Equity and Related Stockholder Matters

A.    Market Information

  There is no market for our common equity.

B.    Holders

  As of February 23, 2001, we had approximately 54 stockholders of record.

E.    Transfer Agent and Registrar

  The Transfer Agent for our shares of common voting stock is Jeannette Drayer, OTC Corporate Transfer Service, 9 Field Avenue,
Hicksville, New York 11801, Tel: (516) 433-6503.

Item 2.     Legal Proceedings

  We are not currently involved in any legal proceedings nor do we have any knowledge of any threatened litigation.

Item 3.     Changes in and Disagreements with Accountants

  We have had no disagreements with our independent accountants.

Item 4.     Recent Sale of Unregistered Securities

  The following discussion describes all the securities we have sold within the past three fiscal years:

  On February 12, 2000, we issued 8,000,000 shares of our common stock with par value of $0.001 per share to six founding individuals. The shares were issued in exchange for cash and assets totaling $8,000. This original stock offering was made in accordance with Section 4(2) of the Securities Act of 1933, as amended.

  In March of 2000, we entered into six agreements for services to be provided to us. We issued a total of 2,960,000 shares of par value common stock at a price of $0.347 per share, for a total of $1,027,120. These stock issuances were made in accordance with
Section 4(2) of the Securities Act of 1933, as amended. The services to be provided under these agreements have not been fully rendered.

  In April of 2000, we issued 100,000 shares of our par value common stock to Mr. Linden A. Burzell, our Chief Executive Officer. These shares were valued at $0.347 per share and issued as a bonus for acceptance of his employment agreement. This stock issuance was made in reliance on Section 4(2) of the Securities Act of 1933.

  Various times during 2000 we entered into four agreements for services rendered totaling $77,013. We issued a total of 154,025 shares common stock at a price of $0.50 per share for those services. This stock issuance was made in reliance on Section 4(2) of the Securities Act of 1933.

  On January 22, 2001, we completed a public offering of shares of common stock in accordance with Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the registration by qualification of the offering in the State of Nevada. This offering was conducted on a best efforts basis and was not underwritten. We sold 668,000 shares of common stock, par value, at a price of $0.38 per share to


/18/


approximately 53 unaffiliated
shareholders of record, none of who were or are our officers or directors. The offering was sold for $253,840 in cash. Listed below are the requirements set forth under Regulation D, Rule 504 and the facts, which support the availability of Rule 504 to this offering:

     Exemption

  Offers and sales of securities that satisfy the conditions in paragraph (b) of this Rule 504 by an issuer that is not:

  1. Subject to the reporting requirements of section 13 or 15(d) of the Exchange Act;

  2. An investment company; or

  3. A development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person, shall be exempt from the provision of section 5 of the Act under section 3(b) of the Act.

  At the time of the offering, we were not subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act. Further, we have never been considered to be an investment company. In addition, we have continuously pursued our specific business plan of developing and manufacturing miscellaneous chemical products.

     Conditions to be met

  General Conditions - To qualify for exemption under this Rule
504, offers and sales must satisfy the terms and conditions of Rule 501 and Rule 502 (a), (c) and (d), except that the provisions of Rule 502 (c) and (d) will not apply to offers and sales of securities under this Rule 504 that are made:

  1. In one or more states that provide for the registration of the securities that require the filing and delivery to investors of a prospectus before sale, and are made in accordance with those state provisions;

  2. In one or more states that have no provision for the registration of the securities or the filing or delivery of a disclosure document before sale, if the securities have been registered in at least one state that provides for such registration, public filing and delivery before sale, offers and sales are made in that state in accordance with such provisions, and the disclosure document is delivered before sale to all purchasers; or

  3. Exclusively according to state law exemptions from registration that permit general solicitation and general advertising so long as sales are made only to "accredited investors" as defined in Rule 501(a).

  On August 18, 2000, we were issued a notice of effectiveness by the State of Nevada, in response to our application for registration by qualification in that state. The application for registration by qualification was filed in accordance with the provisions of NRS 90.490, which requires the public filing and delivery to investors of a disclosure document before sale. The entire offering was conducted exclusively in the State of Nevada.

  Proceeds of the Offering - The aggregate offering price for an offering of securities under this Rule 504, as defined in Rule 501(c), shall not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of securities under this Rule 504, in reliance on any exemption under section 3(b), or in violation of section 5(a) of the Securities Act.


/19/


  The aggregate offering price was $253,840, of which the maximum amount available for sale was sold.

Item 5.     Indemnification of Directors and Officers

  Neither our Articles of Incorporation nor our bylaws provide for the indemnification of a present or former director or officer. However, pursuant to Nevada Revised Statutes Section 78.750 and 751 we must indemnify any of our directors, officers, employees or agents who are successful on the merits or otherwise in defense on any action or suit. Such indemnification shall include, expenses, including attorney's fees actually or reasonably incurred by him. Nevada law also provides for discretionary indemnification for each person who serves as or at our request as one of our officers or directors. We may indemnify such individuals against all costs, expenses and liabilities incurred in a threatened, pending or completed action, suit or proceeding brought because such individual is one of our directors or officers. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interests. In a criminal action, he must not have had a reasonable cause to believe his conduct was unlawful.


/20/


                             Part F/S

Item 1.     Financial Statements

The following documents are filed as part of this report:

   (a)  Naturally Safe Technologies, Inc.                       Page
                                                                ----

   Report of Independent Certified Public Accountants           F-24

   Balance Sheet                                                F-25

   Statement of Operations                                      F-26

   Statement of Stockholder's Deficit                           F-27

   Statement of Cash Flows                                      F-28

   Notes to Financial Statements                                F-30


/21/


                 NATURALLY SAFE TECHNOLOGIES, INC.

                       FINANCIAL STATEMENTS

                         DECEMBER 31, 2000

 (With Report of Independent Certified Public Accountants Thereon)











                   L.L. Bradford & Company, LLC
            Certified Public Accountants & Consultants


/22/


                         TABLE OF CONTENTS


                                                              PAGE NO.
                                                              --------

Report of Independent Certified Public Accountants               24

Financial Statements

  Balance Sheet                                                  25

  Statement of Operations                                        26

  Statement of Stockholders' Deficit                             27

  Statement of Cash Flows                                        28

  Notes to Financial Statements                                  30


/23/


                    LL BRADFORD & COMPANY, LLC
            Certified Public Accountants & Consultants





        REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




To the Board of Directors and Stockholders
Naturally Safe Technologies, Inc.
San Diego, California

We have audited the accompanying balance sheet of Naturally Safe Technologies, Inc. as of December 31, 2000 and the related statement of operations, stockholders' deficit and cash flows for the period from February 10, 2000 (date of inception) through December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Naturally Safe Technologies, Inc. as of December 31, 2000, and the results of its operations and cash flows for period from February 10, 2000 (date of inception) through December 31, 2000 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the financial statements, the Company has suffered losses from operations, current liabilities exceed current assets and has a net stockholders' deficiency, all of which raise substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 11. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




L.L. Bradford & Company, LLC
January 23, 2001
Las Vegas, Nevada








                 Member of AICPA Division of Firms
                          Member of SECPS
                 Member of Nevada Society of CPA's

 2901 El Camino Avenue, Suite 105, Las Vegas, Nevada 89102  (702)
                735-5030  Facsimile (702) 735-4854


/24/


                 NATURALLY SAFE TECHNOLOGIES, INC.
                           BALANCE SHEET
                         DECEMBER 31, 2000


                               ASSETS

Current assets
  Cash                                                  $     10,194

  Accounts receivable                                         47,380

  Prepaid expenses                                             4,188

  Inventory                                                  100,486

  Other current assets                                        15,170
                                                        ------------
     Total current assets                                    177,418


Fixed assets, net                                              8,176


Intangible asset, net                                         13,743
                                                        ------------

  Total assets                                          $    199,337
                                                        ============


                 LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities
  Accounts payable                                      $    123,325

  Accrued liabilities                                         49,671

  Notes payable                                              178,500
                                                        ------------
    Total current liabilities                                351,496


Commitments and contingencies                                      -


Stockholders' deficit
  Common stock - $.001 par value, 20,000,000 shares
    authorized, 11,857,558 shares issued and outstanding      11,858

  Additional paid-in capital                               1,379,518

  Prepaid consulting services related
  to issuance of common stock                              (741,809)

  Accumulated deficit                                      (801,726)
                                                        ------------
    Total stockholders' deficit                            (152,159)
                                                        ------------
  Total liabilities and stockholders' deficit           $    199,337



          See Accompanying Notes to Financial Statements


/25/


                 NATURALLY SAFE TECHNOLOGIES, INC.
                      STATEMENT OF OPERATIONS
     FOR THE PERIOD FROM FEBRUARY 10, 2000 (DATE OF INCEPTION)
                     THROUGH DECEMBER 31, 2000



Sales                                                      $    73,500


Cost of sales                                                   30,922
                                                           -----------

  Gross profit                                                  42,578


Operating expenses
  Wages                                                        106,050

  Professional fees                                            181,984

  Consulting fees                                               38,134

  Consulting services related to issuance of common stock      362,324

  Other general and administrative expenses                    155,812
                                                           -----------

    Total operating expenses                                   844,304
                                                           -----------

Net loss before provision for income taxes                   (801,726)


Provisions for income taxes                                          -
                                                           -----------

Net loss                                                   $ (801,726)
                                                           ===========

Basic and diluted loss per common share                    $    (0.08)
                                                           ===========

Basic and diluted weighted average
  common shares outstanding                                 10,114,034
                                                           ===========



          See Accompanying Notes to Financial Statements


/26/


                 NATURALLY SAFE TECHNOLOGIES, INC.
                STATEMENT OF STOCKHOLDERS' DEFICIT
     FOR THE PERIOD FROM FEBRUARY 10, 2000 (DATE OF INCEPTION)
                     THROUGH DECEMBER 31, 2000


                Common stock             Prepaid Consulting             Total
              ---------------- Additional Services Related              Stock-
               Number            Paid-      to Issuance of Accumulated holders'
              of Shares Amount in Capital    Common Stock    Deficit   Deficit
              --------- ------ ---------- ---------------- ----------- --------

Balance,              - $    - $        -  $             -   $       - $      -
February 10,
2000 (Date
of Inception)

Common stock  8,000,000  8,000          -                -           -    8,000
issued to
founders for
cash,
$.001 per
share

Common stock    100,000    100     34,600                -           -   34,700
issued as
Company's
President
signing bonus,
$.347 per
share

Common stock  2,960,000  2,960  1,024,160      (1,027,120)           -        -
issued for
prepaid
consulting
services,
$.347 per
share

Common stock    154,025    154     76,859                -           -   77,013
issued to
consultants
for services,
$.50 per
share

Common stock    643,533    644    243,899                -           -  244,543
issued through
private
placement
offering,
$.38 per
share

Current period        -      -          -          285,311           -  285,311
recognition of
consulting
services
related to
issuance of
common stock

Net loss              -      -          -                -  (801,726) (801,726)



Balance,    11,857,558 $11,858 $1,379,518  $     (741,809) $(801,726)$(152,159)
December 31,
 2000



          See Accompanying Notes to Financial Statements


/27/


                 NATURALLY SAFE TECHNOLOGIES, INC.
                      STATEMENT OF CASH FLOWS
     FOR THE PERIOD FROM FEBRUARY 10, 2000 (DATE OF INCEPTION)
                     THROUGH DECEMBER 31, 2000

Cash flows from operating activities:
     Net loss                                                  $  (801,726)
     Adjustments to reconcile net loss to
       net cash used by operating activities:
         Depreciation and amortization                                1,602
         Issuance of common stock as Company President's
           signing bonus                                             34,700
         Issuance of common stock to consultants for services        77,013
         Decrease in prepaid consulting services related to
           issuance of common stock                                 285,311
     Changes in operating assets and liabilities:
         Increase in accounts receivable                           (47,380)
         Increase in prepaid expenses                               (4,188)
         Increase in other current assets                          (15,170)
         Increase in inventory                                    (100,486)
         Increase in accounts payable and accrued liabilities       172,996
                                                               ------------

              Net cash used by operating activities               (397,328)

Cash flows from investing activities:
     Investment in intangible asset                                (14,354)
     Purchase of fixed assets                                       (9,167)
                                                               ------------

              Net cash used by investing activities                (23,521)

Cash flows from financing activities:
     Proceeds from issuance of notes payable                        280,261
     Principal payments on notes payable                          (101,761)
     Proceeds from issuance of common stock                         252,543
                                                               ------------

              Net cash provided by financing activities             431,043
                                                               ------------

Net increase in cash                                                 10,194

Cash, beginning of period                                                 -
                                                               ------------

Cash, end of period                                            $     10,194
                                                               ============

Supplementary cash flow information:
     Cash payments for interest                                $          -
                                                               ============


/28/


Schedule of non-cash financing activities:
     2,960,000 common shares issued for prepaid
       consulting services                                     $  1,027,120



          See Accompanying Notes to Financial Statements


/29/


                 NATURALLY SAFE TECHNOLOGIES, INC.
                   NOTES TO FINANCIAL STATEMENTS
                         DECEMBER 31, 2000



1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization - Naturally Safe Technologies, Inc. (hereinafter referred to as the "Company" or "Naturally Safe") is a company that produces a product containing a patented moisture enhancing compound (called "Seasons Greenings") for use on live, cut Christmas trees to preserve them and reduce the risk of fire throughout the holiday season. The Company was incorporated in the state of Nevada in February 2000 and is currently developing its products in Southern California

  Accounts receivable - Accounts receivable are considered fully collectible by management; therefore no allowance for doubtful accounts is included in the financial statements.

  Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Inventory - Inventory consists solely of finished goods, the Seasons Greenings product. All inventory items are stated at the lower of cost (first-in, first out) or market value.

  Customer concentration - The Company's accounts receivable as of December 31, 2000, consist primarily of receivables from one customer, Media-at-Large. These sales constituted approximately 80% of all sales through December 31, 2000. Consequently, the Company's results of operations and financial condition may be affected by the overall performance of Media-at-Large.

  Fixed assets - Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets, which are generally 3 to 5 years. The cost of repairs and maintenance is charged to expense as incurred. Expenditures for property betterments and renewals are capitalized. Upon sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income (expense).

  The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful lives of fixed assets or whether the remaining balance of fixed assets should be evaluated for possible impairment. The Company uses an estimate of the related undiscounted cash flows over the remaining life of the fixed assets in measuring their recoverability.

  Intangible asset - Intangible asset is stated at cost less accumulated amortization. Amortization is provided principally on the straight-line method over the estimated useful life of the asset, which is 15 years.

  Earnings (loss) per share - Basic earnings (loss) per share excludes any dilutive effects of options, warrants and convertible securities. Basic earnings (loss) per share is computed using the weighted-average number of outstanding common shares during the applicable period. Diluted earnings (loss) per share is computed using the weighted average number of common and common stock equivalent shares outstanding during the period. Common equivalent shares are excluded from the computation if their effect is antidilutive.

  Comprehensive income - The Company has no components of other comprehensive income. Accordingly, net income equals comprehensive income for all periods.

  Advertising costs - The Company recognizes advertising expenses in accordance with Statement of Position 93-7 "Reporting on Advertising Costs." As such, the Company expenses the costs of producing advertisements at the time production occurs, and expenses the costs of communicating advertising in the period in which the advertising space or airtime is used. Advertising costs totaled approximately $800 for the period February 10, 2000 (date of inception) through December 31, 2000.


/30/


                 NATURALLY SAFE TECHNOLOGIES, INC.
                   NOTES TO FINANCIAL STATEMENTS
                         DECEMBER 31, 2000



1.   ORGANIZATION  AND SUMMARY OF SIGNIFICANT ACCOUNTING  POLICIES
(CONTINUED)

  Start-up activities - The Company recognizes start-up activity expenses, including organization costs, in accordance with Statement of Position 98-5 "Reporting on the Costs of Start-up Activities". As such, the Company expenses the costs of start-up activities as they are incurred.

  Stock-based compensation - The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of Statements of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company's stock and the exercise price. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and the Emerging Issues Task Force ("EITF") Issue No. 96-18.

  Prepaid consulting services related to issuance of stock - The Company accounts for prepaid consulting services related to issuance of common stock in accordance with Staff Accounting Bulletin Topic 4E "Receivables from Sale of Stock". As such, deferred compensation arising from transactions involving the Company's stock should be presented as deductions from stockholder's deficit and not as assets.

  Income taxes - The Company accounts for its income taxes in accordance with Statement of Financial Accounting Standards No. 109, which requires recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Impairment of long-lived assets to be disposed - The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed are reported at the lower of the carrying amount or the fair value less costs to sell.

  Recent accounting pronouncements - In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivatives and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In July 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133," which deferred the effective date until the first fiscal quarter ending on or after June 30, 2000. The Company will adopt SFAS No. 133 in its quarter ending June 30, 2000. The Company has not engaged in significant hedging activities or invested in derivative instruments.

  In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 provides guidance for revenue recognition under certain circumstances. The implementation of SAB No. 101 did not have a material impact on the Company's financial statements.


/31/


                 NATURALLY SAFE TECHNOLOGIES, INC.
                   NOTES TO FINANCIAL STATEMENTS
                         DECEMBER 31, 2000



2.   PREPAID CONSULTING SERVICES RELATED TO ISSUANCE OF COMMON STOCK

  The Company has entered into an agreement for services with AFI Capital, Inc. ("AFI") whereby AFI agrees to provide certain services such as assistance with corporate financing through debt or equity in exchange for 702,500 shares of common stock in the Company. AFI will also receive $5,000 per month for a total of 36 months beginning in March 2000. The Company has recorded prepaid consulting services totaling $243,767 as a result of the stock issuance which will be expensed ratably over a period of 36 months beginning in March 2000. As of December 31, 2000, the balance in prepaid consulting services related to issuance of common stock with regards to AFI was $176,054.

  The Company has entered into an agreement with D. Anderson Consulting, Inc. ("D. Anderson") whereby D. Andersn agrees to provide business and consulting services for a period of 36 months beginning in March 2000. As consideration for these services D. Anderson will receive 715,000 shares of common stock in the Company. The Company has recorded prepaid consulting services totaling $248,105 as a result of the stock issuance which will be expensed ratably over a period of 36 months beginning in March 2000. As of December 31, 2000, the balance in prepaid consulting services related to issuance of common stock with regards to D. Anderson was $179,187.

  The Company has entered into an agreement with P.O. Consulting, Inc. ("P.O. Consulting") whereby P.O. Consulting agrees to provide public relations consulting services for a period of 36 months beginning in March 2000. As consideration for these services P.O. Consulting will receive 702,500 shares of common stock in the Company. The Company has recorded prepaid consulting services totaling $243,768 as a result of the stock issuance which will be expensed ratably over a period of 36 months beginning in March 2000. As of December 31, 2000, the balance in prepaid consulting services related to issuance of common stock with regards to P.O. Consulting was $176,054.

  The Company has entered into an agreement with The Worldwide Money Company, Inc. ("WMC") whereby WMC agrees to provide public offering consulting services for a period of 36 months beginning in March 2000. As consideration for these services WMC will receive 715,000 shares of common stock in the Company. The Company has recorded prepaid consulting services totaling $248,105 as a result of the stock issuance which will be expensed ratably over a period of 36 months beginning in March 2000. As of December 31, 2000, the balance in prepaid consulting services related to issuance of common stock with regards to WMC was $179,187.

  The Company has entered into an agreement with The Northwest Capital Partners, LLC. ("Northwest") whereby Northwest agrees to provide financial advisory consulting services for a period of 36 months beginning in March 2000. As consideration for these services Northwest will receive 100,000 shares of common stock in the Company. The Company has recorded prepaid consulting services totaling $34,700 as a result of the stock issuance which will be expensed ratably over a period of 36 months beginning in March 2000. As of December 31, 2000, the balance in prepaid consulting services related to issuance of common stock with regards to Northwest was $25,062.

  The Company has entered into an agreement with The Venture Consulting, Inc. ("Venture") whereby Venture agrees to provide public offering consulting services for a period of 36 months beginning in March 2000. As consideration for these services Venture will receive 25,000 shares of common stock in the Company. The Company has recorded prepaid consulting services totaling $8,675 as a result of the stock issuance which will be expensed ratably over a period of 36 months beginning in March 2000. As of December 31, 2000, the balance in prepaid consulting services related to issuance of common stock with regards to Venture was $6,265.


/32/


                 NATURALLY SAFE TECHNOLOGIES, INC.
                   NOTES TO FINANCIAL STATEMENTS
                         DECEMBER 31, 2000



3.   INVENTORY

  Inventory totaling $99,239 at December 31, 2000 consists of finished goods of Season's Greenings.

4.   FIXED ASSETS

  Fixed assets consist of the following as of December 31, 2000:

      Computers and Equipment                   $     9,167

      Less: accumulated depreciation                    991
                                                -----------

                                                $     8,176
                                                ===========

5.   INTANGIBLE ASSET

  Intangible asset consists of costs related to obtaining a patent on the Season's Greenings product as of December 31, 2000:

      Patent                                    $     14,354

      Less: accumulated amortization                     611
                                                ------------

                                                $     13,743
                                                ============

6.   NOTES PAYABLE

  On March 10, 2000 the company entered into an agreement with an investor whereby the Company received a loan of $175,000 which shall be repaid, without interest, no later than 12 months from the date of the note. Although this agreement does not have an explicit interest rate, the Company has assigned an implied interest rate of 20% based upon the default provisions of this agreement. The $175,000 has been funded in increments beginning on the date of the note. As consideration for this loan, the Company will issue to this investor 350,000 shares of the Company's common stock upon maturity of the note.

  As of December 31, 2000, the Company had a note payable in the amount of $3,500. This note is uncollateralized and is due on demand. Interest accrues at 10% annually and is payable upon demand of principal payment.

7.   INCOME TAXES

  The Company did not record any current or deferred income tax provision or benefit for any of the periods presented due to continuing net losses and nominal differences.

  The  Company  has  provided  a full valuation  allowance  on  the
  deferred   tax  asset,  consisting  primarily  of  net  operating
  losses, because of uncertainty regarding its realizability.

  As of December 31, 2000, the Company had a net operating loss of approximately $802,000. Utilization of the net operating loss, which begins to expire at various times starting in 2020, may be subject to certain limitations under Section 382 of the Internal Revenue Code of 1986, as amended, and other limitations under state and foreign tax laws. To the extent that net operating losses, when realized, relate to expenses related to issuance of commons stock for services of approximately $362,000, the resulting benefits will be credited to the stockholders.


/33/


                 NATURALLY SAFE TECHNOLOGIES, INC.
                   NOTES TO FINANCIAL STATEMENTS
                         DECEMBER 31, 2000



7.   INCOME TAXES (CONTINUED)

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets as of December 31, 2000 are approximately as follows:

     Net operating loss                               $   (149,397)
     Depreciation                                                --
                                                      -------------
     Total deferred tax assets                            (149,397)
     Valuation allowance for deferred tax assets            149,397
                                                      -------------
     Net deferred tax assets                          $          --
                                                      =============

8.   EMPLOYMENT AGREEEMENTS

  The Company has entered into an employment agreement with a key officer. The agreement generally continues for a period of three years or until terminated by the Company with cause. The agreement provides the officer with a base salary, benefits, bonuses and stock options. The agreement also contains a covenant against competition with the Company, which extends for one year after termination. Notwithstanding, by April 20, 2001, if the employment term is not terminated by Naturally Safe for cause, the officer will receive 400,000 shares of common stock, options to purchase 100,000 shares of common stock at $1.50 per share which expire on April 20, 2001 and options to purchase 100,000 shares of common stock at $2.50 per share which expire on April 20, 2003.

  The Company has entered into an employment agreement with a key officer. The agreement generally continues for a period of three years or until terminated by the Company with cause. The agreement provides the officer with a base salary, benefits, bonuses and stock options. The agreement also contains a covenant against competition with the Company, which extends for one year after termination. Notwithstanding, by June 30, 2001, if the employment term is not terminated by Naturally Safe for cause, the officer will receive 200,000 shares of common stock. On December 31, 2001 the officer will receive options to purchase 50,000 shares of common stock at $1.50 per share which expire on December 31, 2002. On December 31, 2002 the officer will receive options to purchase 50,000 shares of common stock at $2.50 per share which expire on December 31, 2003.

9.   FAIR VALUE OF FINANCIAL INSTRUMENTS

  The carrying amounts of cash, accounts receivable, inventory, other current assets, accounts payable, accrued liabilities, and notes payable approximate fair value because of the short-term maturity of these instruments.

10.  COMMITMENTS AND CONTINGENCIES

  The  Company  has  entered  into  an  agreement  with  Campbell  Mello
  Associates, Inc. ("CMA") whereby CMA agrees to provide certain business and consulting services such as the preparation and filing of all the required documents with regards to the full registration under the 1934 Act with the SEC in exchange for 2.5% of the total issued and outstanding stock of the Company subsequent to the offering.


/34/


                 NATURALLY SAFE TECHNOLOGIES, INC.
                   NOTES TO FINANCIAL STATEMENTS
                         DECEMBER 31, 2000



11.  GOING CONCERN

  The Company incurred a net loss of approximately $802,000 for the period from February 10, 2000 (date of inception) through December 31, 2000. The Company's management has developed a plan to market its current product and to complete the development of other technology products to generate future revenues. Furthermore, the Company will seek additional sources of capital through an equity offering, but there can be no assurance that the Company will be successful in accomplishing its objectives.

  The ability of the Company to continue as a going concern is dependent on additional sources of capital and the success of the Company's plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.


/35/


                                 Part III

Item 1. Index to Exhibits

Exhibit  Name and/or Identification of Exhibit
Number

   3      Articles of Incorporation & By-Laws
           a. Articles of Incorporation of the Company filed February 10, 2000
           b. Amendment to the Articles of Incorporation
           c. By-Laws of the Company adopted March 27, 2000

  10     Material Contracts
           a. Employment Contract with Linden A. Burzell
           b. Employment Contract with Jerry Fetterly

  23     Consent of Experts and Counsel
              Consents of independent public accountants


/36/


                            SIGNATURES


  In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                 Naturally Safe Technologies, Inc.
-------------------------------------------------------------------
                           (Registrant)




Date:      February 23, 2001
           -----------------


By:        /s/ Linden A. Burzell
           ---------------------
           Linden A. Burzell, President and CEO


By:        /s/ Jerry Fetterly
           ------------------
           Jerry Fetterly, Chief Financial Officer


/37/